James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 9 May 2024 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 8 May 2024. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett. Exhibit 99.2

= challenger.com.au Level 2, 5 Martin Place Sydney NSW 2000 Australia GPO Box 3698 Sydney NSW 2001 challenger.com.au Telephone 02 9994 7000 8 May 2024 Aoife Rockett Group Company Secretary James Hardie Industries plc Europa House, 2nd Floor Harcourt Centre Harcourt Street Dublin 2, Ireland By email: Aoife.Rockett@jameshardie.com , investor.relations@jameshardie.com.au Dear Sir/Madam Notification of change in disclosable interest under the Companies Act 2014 This notification is given in fulfillment of the duty imposed pursuant to Section 1048 and/or Section 1050 of the Companies Act 2014. Challenger Limited on behalf of its subsidiary Fidante Partners Limited (Challenger Companies) has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC (JHX) which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014 as first notified to JHX on 23 October 2018. On 6 May 2024, there was a change in the share capital held by the Challenger Companies such that the shareholding decreased through a percentage point, with the Challenger Companies having an aggregated interest in JHX of 3.9550% of ordinary share capital (being a reduction from 4.0090%) which is held as set out in Part 1 of Schedule 1 to this letter. If you have any questions in relation to the above, please contact me at +61 2 9994 7094. Kind regards Linda Matthews Company Secretary Challenger Limited

challenger.com.au Schedule 1 Part 1 Registered Holder Number of Chess Depository Interests Held % J. P. Morgan Nominees Australia Pty Limited 5,833,719 1.3449% Citicorp Nominees Pty Limited 5,004,131 1.1536% National Nominees Limited 529,604 0.1221% HSBC Custody Nominees (Australia) Limited 5,523,004 1.2732% BNP Paribas Nominees Pty Limited 202,834 0.0468% UBS Nominees Pty Limited 62,668 0.0144% 3.9550%